Mail Stop 6010

December 27, 2006

Zhao Yan
Chairman and Chief Executive Officer
Northport Capital, Inc.
#1100-1200 W. 73rd Avenue
Vancouver, BC, Canada VP6 6G5

Re: Northport Capital Inc.
          Amendment No. 1 to the Registration Statement on Form SB-2
          File No. 333-137300

Dear Mr. Yan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. Your financial statements are stale. Please update the financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

2. Please also update your document, including your Risk Factor section to update the information as of a more recent date that the current date of June 30, 2006, as applicable.

3. Please have your auditors include a signed and dated letter of consent in the next amendment to this registration statement.

Table of Contents

4. Please revise your table of contents so that the page numbers match with the various sections of your document.

Prospectus Cover Page

5. We note your response to comment 8 and reissue the comment. It does not appear you have highlighted the sentence on the cover page referencing investors to your risk factor section. Please revise this disclosure in your next amendment.

6. We note your response to comment 9 and reissue the comment. Your cover page and your document throughout still contains defined terms that do not appear to be necessarily, but instead could be understood by their use in the context. We note you have removed the defined term relating to "Securities Act" in your prospectus summary section. Please revise your document accordingly.

Prospectus Summary, page 5

7. In the subsection entitled "Plan of Distribution," you state in the last sentence that the selling shareholders "will be underwriters" under the Securities Act. However, in your Plan of Distribution section, you state that the selling shareholders "may" be deemed to be an underwriter. Please revise your document so that it is consistent throughout your document.

Risk Factors, page 9

8. Please reorganize your risk factor section such that the more important risk factors, such as those risk factors impacting your financial condition, are discussed first in this section. In that regard, we note that in the very least the following risk factors should be discussed in the beginning part of your document, the risk factor entitled "We have yet to attain profitable operations . . . ." and "Our business license in China expires on June 19, 2007 . . . ." on page 12. Additionally, please group your risk factors generally into the following subcategories, risk factors relating to your company and business; risk factors relating to your industry; and risk factors relating to your capital stock. Please revise your risk factor section accordingly.

9. We note your response to comment 26 and your supplemental response. You indicate that where you felt it was more appropriate and where you believed such numbers were directly related to the business of the company, you disclosed financial figures in US dollars and further that Renminbi figures were used where they referred to local costs, subscriber fees and related costs. Please explain what criteria you used to determine whether it was more appropriate to disclose US dollars over Renminbi figures. Also, please also elaborate what direct costs related to your company entail. Please provide for this disclosure in your document, including in the risk factor on page 14 entitled "Potential restrictions on dividends could adversely affect our cash flow," and the risk

factor on page 15 entitled "The re-evaluation of the Chinese Renminbi versus the US Dollar could have a negative effect on our financial results."

"Sales of a substantial number of Shares of our common stock into the public . . . .," page 10

10. You state in the second paragraph that any significant downward pressure on the price of your common stock could encourage short sales by the selling shareholders and others. For the benefit of your investors, please briefly explain what a short sale is and how a downward pressure on the price of your common stock could encourage short sales.

"Effects on shareholders of Colorado Statutes regarding director indemnification," page 10
"Effects on shareholders of Colorado Statutes regarding business amalgamations," page 11

11. We note your response to comment 14 and reissue the comment in part. Please revise the subheadings entitled "Effects on shareholders of Colorado Statutes regarding director indemnification" and "Effects on shareholders of Colorado Statues regarding business amalgamations" to clearly identify the risk and potential consequences stemming from the stated risk.

"We have yet to attain profitable operations and our accountants believe there is . . . .," page 12

12. Please relocate the last two sentences of this risk factor to an appropriate place in the document other than in the Risk Factor section as we believe such language mitigates the very concern you are providing for in this risk factor.

13. In addition, please disclose approximately how long you anticipate that your current cash resources will continue to fund your operations. Please also provide similar disclosure in Liquidity and Capital Resources section.

14. You indicate that management has taken steps to revise its operating and financial requirements which you believe are sufficient to provide the company to continue as a going concern. In an appropriate place in your document, please disclose what these steps are and how you believe such steps will serve to provide the company to continue as a going concern.

"We rely on key members of management, the loss of whose services would have . . . .," page 12
"Our key management personnel are without employment contracts or key life . . . .," page 12

15. Please combine your risk factors entitled "We rely on key members of management, the loss . . . ." with the risk factor entitled "Our key management personnel are without employment contracts . . . ." to eliminate the redundant disclosure.

<u>"Chinese government policies could have potential negative impacts on our . . . .," page 13</u>

16. This risk factor disclosure is too generic in the sense that the risk factor could apply to almost any company operating in China. Please revise it so that it is tailored to your industry and specifically to your company.

<u>"The requirement for additional financing affect future profitability," page 15</u>

17. Please disclose here the approximate amount you intend to raise and the approximate timeframe. We note your response to comment 59 in regards to how much funding you anticipate needing in the near future.

18. Additionally, you state in your response to comment 59 that you intend to raise funds through the public market. Please include a separate risk factor discussing the risks and consequences stemming from your issuing additional shares of your capital stock (i.e., dilutional impact). Please also disclose the approximate amount and timing of issuing shares, if any.

<u>"Restrictions on dividends imposed by the Chinese government could negatively . . . .," page 15</u>

19. Please explain why the restrictions on dividends imposed by the Chinese government could negatively impact your business.

20. In a separate risk factor, please also briefly any restrictions on the ability of any of your subsidiaries to provide dividends to you as you operate through your subsidiaries. To the extent you believe this risk factor is unnecessary, please explain to us why you believe the risk factor is not needed and the specific reasons supporting your analysis.

<u>"Competition could have a materially adverse effect on our business," page 16</u>

21. We note your response to comment 28 and your revised disclosure. Please disclose approximately how many software companies you consider your competition.

22. We note your response to comment 32 and your revised disclosure and reissue the comment. It is still unclear how you could expect strong competition if your National Tax Bureau is unlikely to approve more than one online system to be used locally. For example, does your system offer online payment options over similar services that could be provided by others in the tax industry? Please explain supplementally to us or revise your disclosure accordingly.

23. You indicate that the tax declaration windows of national tax bureau offices are only for image demonstration and are not used as a main channel of tax declaration. Please further explain what you mean by image demonstration and tax declaration. Why would a software permitting image demonstration be useful if it cannot be used for tax declaration purposes as well?

24. You indicate that since June 2006, the number of users in your TENET system has declined. Please add a separate risk factor discussing the risk and consequences stemming from this decline, if you believe such decline is material. If you do not believe such decline is material, please explain to us why you do not believe the decrease is material and include in your explanation, the percentage by which you have experienced decline in usage of your TENET system and, if known, the reason for decline in usage.

Selling Stockholders, page 19

25. We note your response to comment 40 and your revised disclosure on page 24 under the section entitled "Plan of Distribution." Please relocate your disclosure related to MRA Aston Trust and ACL Consulting Corp. to footnotes in the Selling Stockholders section.

Business of the Company, page 28
General, page 28

26. Please provide third party documentation supporting your statement that Lenovo Corporation is China's largest computer manufacturer and retailer and further that Lenovo is the largest computer dealer and service provider in Yingkou maintaining a good relationship with the national tax bureau there. If you cannot provide third party documentation, please delete these statements.

27. We note your response to comment 54 and your revised disclosure that there are several software firms that pose near term competition to Tenet. Please identify these software firms or disclose approximately how many firms you are referring to. Please also explain what you mean by "pose near term competition."

28. We note your response to comment 56 and your revised disclosure regarding the inferior appearance of competitive systems. Unless you have third party documentation to support that statement, please revise your disclosure so that the statement is stated as your belief.

Products, page 32

29. We note your response to comment 60 and your supplemental response that you have attached copies of tax bureau approvals of Tenet, including a newspaper article. We are unable to locate these attachments, please supplementally provide for them in your next amendment.

30. We note your response to comment 61 and your supplemental response regarding when Tenet was developed and when the Dalian local federal tax bureau became involved. Please provide similar disclosure in your document.

Market Potential, page 38

31. We note your response to comment 73. We are unable to locate the article you refer to you in your revised disclosure using the url address and under the title "What City is

Stronger in Competition" or by the author Ni Pengfei. Please provide us copies of the articles that you cite to in your response and revised disclosure.

Management's Discussion and Analysis or Plan of Operations, page 34
Results of Operations, page 40
Three Months Ended June 30, 2006 Compared to the Three Months Ended June 30, 2005, page 40

32. Please refer to your response to our prior comment number 75. We note you provided the subscriber metric for the fiscal years ended December 31, 2005 and 2004. Please also include the subscriber metric for each of the interim period discussions presented in the document. Further, please use this metric in your results of operations discussion to explain the fluctuations in revenue during the periods presented.

Northport Capital Inc. – Financial Statements – June 30, 2006
Condensed Statements of Operations and Comprehensive Income (Loss) (Unaudited), page F-2

33. Please refer to your response to our prior comment number 81. Please provide to us your calculation of the weighted average number of shares for the periods presented.

Note 2. General Organization and Business, page F-4

34. We have read your response to our prior comment number 82 and have the following comments:

a. Demonstrate how the stockholder group obtained the majority voting interest relative to the remaining stockholders in the company. We note in the financial statements for December 31, 2005 that there were 25 million shares outstanding and at June 30, 2006 there were 26.5 million shares outstanding, which would seem to indicate that the 1.5 million shares issued to the stockholders of Dalian Beigang in this note do not represent a majority interest.
b. Further, please provide to us your analysis that demonstrates that Dalian obtained management control of the combined entity and thus dominate the combined entity. In your response, discuss the composition of management and the former and current positions of those individuals.
c. Tell us what consideration was given to parts (a), (c), and (e) of your analysis that ultimately concluded that Dalian became the accounting acquirer.
d. Lastly, please revise your disclosure to the extent necessary to clarify these facts.

Northport Capital Inc. – Financial Statements – December 31, 2005
5. Related Party Transaction, page F-17

35. Please refer to your response to our prior comment number 83. A discount or premium associated with a note such as this is typically determined at inception based on the specific facts and circumstances associated with that note. The amortization of this discount or premium is what determines the adjustment to interest expense. It appears

that you are adding an additional interest charge at each reporting date, which it is not clear how such a practice complies with APB 21. Please provide to us a detailed discussion of the evaluation made at the issuance of the note to apply this standard, and a discussion of how your current treatment mechanically complies with that standard. Also explain to us how you determined that there is a fixed or determinable date for repayment associate with the notes as described in the scope paragraph 2 of APB 21. This comment also applies to comment number 88.

Dalian Beigang Information Industry Development Company Limited – Financial Statements – December 31, 2005
1. Summary of Significant Accounting Policies and Organization, page F-24
(D) Consolidation of variable interest entity, page F-24

36. Please refer to your response to our prior comment number 84. Please revise your disclosure to include more details related to this project including the structure and how profits will be shared upon successful launch of any product.

8. Shareholders' Equity, page F-34
 (B) Appropriated retained earnings, page F-34

37. Please refer to your response to our prior comment number 86 and 87. Please revise your disclosure here to include the information included in your response to this comment.

11. Segments, page F-35

38. Refer to your response to comment 84. Please explain to us why you did not include your stated segment measure of "income from operations" in the revised table and how you allocated, if applicable, items such as management overhead between the two segments. Also explain to us why any accruals related to the expenditures on the color printing segment are not included within those assets.

<p style="text-align:center">*   *   *</p>

File a pre-effective amendment in response to these comments. Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be furnished on EDGAR, with the form type label "CORRESP" and linked to the registration statement file number. We may have comments after reviewing revised materials and your responses.

Submit your request for acceleration at least two business days prior to the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James L. Vandeberg
The Otto Law Group PLLC
601 Union Street, Suite 4500
Seattle, WA 98101